Rede Partners (Americas) LLC

Financial Statement of Condition Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934
Year Ended March 31, 2025
(With Report of Independent Registered Public Accounting Firm Thereon)

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70269

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING___04/01/2024__ AND ENDING _____03/31/2025_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Rede Partners (Americas) LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1270 Avenue of the Americas, Suite 408

(No. and Street)

New York	NY	10020
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Wode	+44 20 7618 9858	michael.wode@rede-partners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith + Brown, PC

(Name – if individual, state last, first, middle name)

200 Jefferson Park #400	Whippany	NJ	07981
(Address)	(City)	(State)	(Zip Code)

10/08/2003			100
(Date of Registration with PCAOB)(if applicable)			(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Wode, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Rede Partners (Americas) LLC, as of March 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

_____
Notary Public

_____
Signature
CCO & General Counsel_____
Title

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Rede Partners (Americas) LLC
Contents
For Year Ended March 31, 2025



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management, Member, and Those Charged with Governance of
Rede Partners (Americas) LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Rede Partners (Americas) LLC (the "Company") as of March 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2018.

Whippany, New Jersey

June 27, 2025

WithumSmith+Brown, PC   200 Jefferson Park, Suite 400, Whippany, New Jersey 07981-1070   **T** (973) 898 9494   **F** (973) 898 0686   **withum.com**

AN INDEPENDENT MEMBER OF HLB · THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

Rede Partners (Americas) LLC
Statement of Financial Condition
March 31, 2025

ASSETS

Cash	$	8,196,743
Fees receivable		15,390,039
Operating lease right of use asset		764,328
Fixed assets, net of accumulated depreciation and amortization		248,723
Receivable from affiliate, net		190,655
Prepaid expenses		136,361
Deferred tax assets		757,183
Other assets		400,208
Total assets	$	26,084,240

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Due to affiliate	$	12,494,261
Accrued expenses and other liabilities		4,607,911
Operating lease liability		814,056
Contract liabilities		1,449,291
Accounts payable		299,429
Income Taxes payable		661,472
Total liabilities		20,326,420
Member's equity		5,757,820
Total liabilities and member's equity	$	26,084,240

The accompanying notes are an integral part of this financial statement.

Rede Partners (Americas) LLC
Notes to Financial Statement
March 31, 2025

1. **Organization and Nature of Business**

   Rede Partners (Americas) LLC ("Rede Americas" or "Company") was formed in June 2017 as a limited liability partnership in the state of Delaware and was converted into a limited liability company in December 2018. Rede Partners (Americas) LLC is wholly owned by Rede Partners (UK) limited which is directly controlled by Rede Partners LLP. Due to revenues being generated via income earned from transfer pricing from its affiliated entity (Rede Partners LLP (UK)) the Company's operating results and financial condition could be significantly different from those that would have been obtained if the Company had been autonomous.

   The Company is registered with the Securities and Exchange Commission ("SEC") as a fully disclosed broker dealer pursuant to the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") which is the Company's designated regulator. The Company conducts third-party marketing of private equity funds to institutional investors.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation
   The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

   Cash
   Cash held by financial institutions which exceeds the Federal Deposit Insurance Corporation ("FDIC") limit of $250,000 exposes the Company to concentrations of credit risk. Balances throughout the year usually exceed the maximum coverage provided by the FDIC on insured depositor accounts.

   Fixed Assets
   Fixed assets are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. The estimated useful life for office equipment is three years. The estimated useful life of furniture and fixtures is five years. Leasehold improvements are generally amortized over the terms of their respective leases or ten years, whichever is shorter.

   Expenditures for maintenance, repairs, and minor renewals and betterments are charged to operations as incurred; renewals and betterments of a major character are capitalized. When property is retired, sold or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any gain or loss is recognized.

   Receivables and Contract Balances
   Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. As of April 1, 2024 and March 31, 2025, the Company had receivable balances of $19,229,150, and $15,390,039 respectively. A portion of the receivable balances may be deferred based on the payment terms defined in the individual contracts with a customer. Those deferrals require periodic payments to be made and an interest rate is applied based on a rate stipulated in the contract and applied on the unpaid portion of the receivable balance. Interest earned under these arrangements amounted to approximately $936,000 for the year ended March 31, 2025.

The accompanying notes are an integral part of this financial statement.

3

2.   **Summary of significant accounting policies (cont.)**

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied.

As of April 1, 2024 and March 31, 2025, the Company had $745,000 and $1,449,291, respectively of contract liabilities and no contract assets.

Allowance for Credit Losses
Effective April 1, 2020, the Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. Management does not believe that an allowance is required as of March 31, 2025.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Leases
The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in one noncancellable operating lease, for office space. This is explained further in Note 5. The lease liability for this lease is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our lease is not readily determinable and accordingly, the Company used its incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term. The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes the lease cost associated with its short-term leases on a straight-line basis over the lease term.

2.   **Summary of significant accounting policies (cont.)**

Significant Credit Risk
The Company has significant cash balances at financial institutions which throughout the year regularly exceed the federally insured limit of $250,000. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company's financial condition, results of operations, and cash flows.

Income Taxes
The Company has elected to be taxed as a corporation. The Company files its own federal, state and local tax returns and is not part of a group tax return.

Deferred taxes arise from temporary differences between the financial statement and tax bases of assets and liabilities and are measured using the enacted tax rates and laws which are expected to be in effect when the related temporary differences reverse.

Deferred tax assets are evaluated for realization based on available evidence of projected future reversals of existing taxable temporary differences and certain assumptions made regarding future events. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized.

The provision of ASC 740, Income Taxes ("ASC 740"), clarifies the accounting for uncertainty in income taxes recognized in financial statements and prescribes a recognition threshold and measurement attribute for uncertain tax positions taken or expected to be taken on a tax return. ASC 740 also requires that interest and penalties related to unrecognized tax benefits be recognized in the financial statements. There were no material interest or penalties for the year ended March 31, 2025.

As of March 31, 2025, the Company determined it has no uncertain tax positions as defined within ASC 740-10.

3.   **Fixed Assets**

A summary of the cost and accumulated depreciation of fixed assets is as follows:

Furniture and Fixtures	$ 434,491
Office Equipment	267,728
Leasehold Improvements	790,934
	1,493,153
Less: Accumulated depreciated and amortization	1,244,430
Fixed assets, net	**$ 248,723**

4.   **Related Party Transactions**

The Company is paid a service fee by an affiliate based upon total expenses incurred by Rede Partners (UK).

The Company also pays a support service fee to an affiliate.

Receivable from affiliate, on the statement of financial condition of $190,655 relates to receivables in the ordinary course of business.

4.   **Related Party Transactions (cont.)**

Rede Partners (UK) and the Company entered into a fee sharing agreement in October 2021. As of March 31, 2025 the Company had a payable of $12,494,261 which is classified as due to affiliate on the statement of financial condition for Rede Partners (UK) allocable portion of 82% of fee income. Included in accounts payable on the statement of financial condition was $209,100 related to this arrangement representing 82% of cash received from customers that is payable to Rede Partners (UK).

5.   **Commitments**

The Company has obligations as a lessee for office space in New York City, with initial noncancelable terms in excess of one year. The Company classified this lease as an operating lease. The Company's lease does not include termination options for either party to the lease or restrictive financial or other covenants. The lease was set to expire in August 2023 but it was extended to December 2026.

Amounts reported in the statement of financial condition as of March 31, 2025 were as follows:

Operating lease ROU asset $764,328
Operating lease liability $814,056

The discount rate used to determine the lease liability and right of use asset was 8%.

Maturities of lease liabilities under the contingent operating lease as of March 31, 2025 are as follows:

Year ending March 31,	Minimum Lease Commitments
2026	$ 471,627
2027	353,720
	$ 825,347

6.   **Income Taxes**

At March 31, 2025, the Company had a deferred tax asset of $757,183 in the accompanying statement of financial condition.

The effective tax rate differs from the statutory federal tax rate of 21% primarily due to state apportionment changes, state and local income taxes, and permanent book and tax differences. As of March 31, 2025, the deferred tax assets and liabilities included in the statement of financial condition were as follows:

	March 31, 2025
Deferred tax assets	$ 757,183
Deferred tax liabilities	$ -

7.   **Concentrations**

The Company earned advisory fees in connection with its offerings. Three clients accounted for 75% of advisory revenues in 2025. At March 31, 2025, there were $15,291,030 in fees receivable from these clients.

The accompanying notes are an integral part of this financial statement.

8.   **Net Capital Requirements**

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. The Company has elected the alternative standard which requires the maintenance of $250,000 in minimum net capital. In addition, the Company required an additional charge of $40,348 of capital in regards to rule 15c3-1(c)(2)(iv)(C)/095. At March 31, 2025, the Company had net capital of $ 1,128,904 that was $838,556 in excess of its required net capital of $ 290,348. The Company claims exemption from SEC rule 15c3-3 under section (k)(2)(i).

9.   **Segment Reporting**

The Company is engaged in a single line of business as a securities broker-dealer and agent in selling securities in private placements. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 8), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company's segment revenue and expenses are in line with what is in the Company's statement of income and includes all significant categories that are provided to the CODM for review. Also, the segment assets are the same as those reported in the Company's statement of financial condition.

10.   **Subsequent Events**

The Company has evaluated events subsequent to March 31, 2025 for items requiring recording or disclosure in the financial statements. The evaluation was performed through June 27, 2025, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements or accompanying notes.